FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---          ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated January 22, 2002 announcing STMicroelectronics' Fourth Quarter and Full Year Results.

      STMicroelectronics Reports 2001 Fourth Quarter and Full Year Results

    -- Fourth quarter revenues up 3.4% sequentially to $1.45 billion; full year 2001 revenues equal $6.36 billion.

    -- Fourth quarter gross profit and gross margin were $459.5 million and 31.7%, respectively; sequential inventory reduction of $134.5 million achieved in the 2001 fourth quarter

    -- Net income per diluted share was $0.05 and $0.29 for the fourth quarter and for the full year, respectively. Pro forma net income per diluted share for fourth quarter was $0.06 and $0.67 for the full year.

    GENEVA--Jan. 22, 2002--STMicroelectronics (NYSE: STM)

    STMicroelectronics (NYSE: STM) today reported financial results for the fourth quarter and year ended December 31, 2001.

    Fourth Quarter 2001 Results

    Net revenues for the fourth quarter were $1,447.9 million, a 3.4 % sequential increase over the $1,400.7 million reported in the 2001 third quarter. Sales of differentiated products totaled $1,012.1 million, a 3.9% increase over the previous quarter, and accounted for 69.9% of fourth quarter revenues. In last year's fourth quarter, net revenues were $2,191.7 million, and differentiated product sales equaled $1,367.1 million.
    The differentiated product sales increase was the major contributor to sequential fourth quarter revenue growth. Logic and memories were $203.1 million or 14% of net revenues, essentially flat with the prior period. Discretes grew 6.7% from the third quarter, to $151.8 million (10.5% of net revenues) and Standard and Commodities was $81.0 million (5.6% of net revenues), declining 1.1% from the third quarter.
    With respect to applications, Computer registered the highest sequential revenue gain in the period, increasing 13.9% and accounting for 23.1% of fourth quarter net revenues. Consumer rose 1.9% from the third quarter and 19.6% of fourth quarter net revenues. Telecom was virtually flat on a sequential basis and comprised 34.2% of net revenues. Automotive was up 0.8% over the prior quarter and represented 11.1% of net sales. Industrial products, which include smart cards and distribution, accounted for 12.0% of net revenues rising 1.3% sequentially.
    Pasquale Pistorio, President & Chief Executive Officer, commented: "Fourth quarter performance was in line with the guidance we provided in our third quarter earnings release of October 18, 2001. The 3.4% sequential revenue increase posted in this difficult market environment reflected a more favorable product mix as well as the sales gains in computer peripherals and the continued growth of the wireless portion of our telecom business."
    "Gross profit edged down slightly on a sequential basis, but gross margin was penalized by low utilization rates, as a consequence of the Company's accelerated inventory reduction program which succeeded in paring $134.5 million from 2001 third quarter inventory levels," Mr. Pistorio noted.
    Selling, general, and administrative expenses were $140.3 million,

9.7% of net revenues, for the 2001 fourth quarter. This compares to $144.2 million in the third quarter and $193.1 million in the year ago quarter.
    Research and Development expenses totaled $220.8 million or 15.2% of net revenues. This compares to $229.2 million in the 2001 third quarter and $286.4 million in the 2000 fourth quarter.
    Operating income in the fourth quarter was $70.6 million, including the impact of $10.9 million in impairment and restructuring charges relating to the previously announced closings of the Company's manufacturing facilities in Ottawa, Canada and Rancho Bernardo, California. On a comparable basis, 2001 third quarter operating income was $48.2 million, including $23.3 million of impairment and restructuring charges, and 2000 fourth quarter operating income was $563.2 million.
    Net income for the 2001 fourth quarter was $45 million or $0.05 per diluted share, increasing from the $35.8 million, or $0.04 per diluted share reported in the third quarter of 2001. In last year's fourth quarter, net income was $461.9 million, or $0.50 per diluted share. Pro forma net income for the 2001 fourth quarter was $55.2 million, or $0.06 per diluted share.
    Summarizing ST's 2001 fourth quarter results, Mr. Pistorio stated: "Within a poor industry environment, characterized by significant overcapacity and pricing pressures, ST continued to outperform the industry in the markets it serves and to further strengthen its financial position."
    Pro forma Full Year 2001 Results Excluding Restructuring and Excess

Inventory Charges

    Net revenues for the year ended December 31, 2001 were $6,356.9 million, an 18.6% decrease from $7,813.2 million in 2000. Gross profit was $2,380.6 million, or 37.4% of net revenues, down from the $3,596.3 million, or 46% of net revenues, reported in 2000. Operating income and net income, which include pro forma results for the 2001 second, third and fourth quarters, were $755.2 million and $600.8 million, respectively.
    Selling, general and administrative expenses decreased 8.9% to $641.4 million in 2001, and increased to 10.1% of net revenues from 9.0% in 2000.
    Research and development expenditures were $977.9 million for the year 2001 compared to $1,026.3 million in 2000. As a percentage of revenues, R&D expenditures increased to 15.4% from 13.1% in 2000.
    Reviewing the Company's comparative full year financial performance, Mr. Pistorio noted: "ST's year-over-year revenue decline of 18.6% compares to estimated declines of 32% and 26%, respectively, for the industry and ST's served market. Importantly, the Company remained profitable during the worst downturn in the history of the semiconductor industry. This was achieved through a combination of cost reduction programs, yield improvements, and optimization measures that enabled ST to avoid the major employee lay-offs that characterized most of our industry."
    Mr. Pistorio continued: "ST ended 2001 in a strong financial position, posting positive operating cash flow of $225.4 million and with the flexibility provided by a cash position in excess of $2.4 billion."

    Full Year 2001 Results on an As-Reported Basis

    Net revenues for the 2001 period were $6,356.9 million. Gross profit was $2,309.9 million. Operating income was $339.0 million, and net income was $257.1 million, or $0.29 per diluted share.

    Balance Sheet Highlights

    At December 31, 2001, cash and cash equivalents and marketable securities totaled $2.4 billion; long-term debt was $2.8 billion (83% of which consisted of convertible debt). Capital expenditures were $1.7 billion in 2001, compared to $3.3 billion in 2000.

    Recent Developments

    During the fourth quarter, the Company completed both of its previously announced stock repurchase programs, bringing the total number of shares purchased during 2001 to 9.4 million. In addition, on December 11, 2001 the Company's principal shareholder, STMicroelectronics Holding II B.V., completed the private placement of 69 million of the Company's Common Shares, for the final benefit of Finmeccanica and France Telecom, two of its ultimate shareholders. France Telecom also completed the offering of EUR 1.5 billion notes exchangeable into 30 million existing underlying common shares of STMicroelectronics on or after January 2, 2004.

    Summary & Outlook

    All indications are that in 2001 ST was one of only a handful of broadline semiconductor manufacturers to report profits. This achievement is closely linked to the Company's longstanding strategy of emphasizing differentiated products destined for specific high growth applications within focused market segments. Strategic customer alliances, sales from which accounted for 47% of 2001 net revenues, have been important contributors to ST's solid track record.
    Mr. Pistorio commented, "First quarter 2002 visibility remains limited, and industry-wide overcapacity is causing greater than anticipated pricing pressures across most of ST's product families. This, combined with seasonal factors, leads the Company to expect first quarter 2002 revenues to be 3%-7% below those of the 2001 fourth quarter."
    "Gross margin, already depressed by declining prices, will continue to be penalized by the underutilization rates that are particularly severe in the Company's more mature 6" wafer fabs. As previously reported, ST has been reviewing its strategy with respect to these facilities in order to maintain its flexibility and efficiency within this difficult market environment. Our present expectations, based on improving market conditions in 2002 do not contemplate any further closures or downsizing. However, without the expected pick up in demand and/or pricing, the Company could incur further impairment and restructuring charges with respect to its more mature 6" Fabs in 2002," Mr. Pistorio said.
    "It is expected that first quarter 2002 gross margin will bottom-out somewhere around 31% with gross margin progressively increasing in 2002 as industry capacity becomes more aligned with demand," Mr. Pistorio noted.
    ST's capital expenditures for 2002 should be approximately $1.2 billion, one half of which is related to maintenance and optimization of existing plants. The remaining amount will be primarily allocated to R&D, 12" wafer projects and expansion of leading-edge technology capacity. "These investments, in concert with ongoing product development and strategic initiatives will enable ST to be in a strong position to capture additional and profitable market share as global economic and business conditions improve," Mr. Pistorio concluded.

    Products, Technology and Design Wins

    During the fourth quarter, ST continued to introduce innovative products and technology, with particular emphasis on digital consumer and security applications that will accelerate the era of convergence, which ST expects will power the next cycle of the semiconductor market.
    In the field of digital consumer and multimedia applications, ST made several important announcements during the quarter that will strengthen its position as a leader in this market. Notable achievements included the introduction of a new System-on-Chip (SoC) device that combines a 32-bit SuperH(TM) microprocessor with high-performance graphics for next-generation set-top box, Internet and interactive TV applications. ST also added a new device to its industry-leading OMEGA family of set-top box decoder chips that integrates additional features and reduces system cost in sophisticated high-volume applications such as Personal Video Recorders (PVR). Together, these two new chips provide a complete and cost-effective solution for interactive Internet-capable and PVR-enabled set-top boxes. ST also began volume shipments of a SuperH-based microprocessor supporting Windows CE 3.0, Microsoft's real-time embedded operating system for 32-bit connected mobile devices.
    For cable set-top boxes, ST introduced a single-chip Quadrature Amplitude Modulation/Forward Error Correction (QAMFEC) demodulator. The device is fully compliant with all key worldwide specifications, making it ideal as a universal solution for cable TV set-top boxes, cable tuners with embedded demodulation, cable modems and network interface modules. In the emerging market for xDSL set-top boxes, ST also achieved a design win for ADSL chips for low-bit-rate video streaming applications from a world-leading European-based consumer equipment manufacturer.
    ST also announced the first VLIW (Very Long Instruction Word) microprocessor core to result from its on-going collaboration with Hewlett-Packard Company. This device is a scaleable and customizable core for use in multimedia SoC devices. Primarily aimed at video/audio streaming applications such as MPEG-2, MPEG-4 and MP3 in new digital consumer equipment, the new core delivers an unprecedented combination of high performance, low power consumption, low silicon cost and fast time-to-market.
    In the security field, ST announced important developments in the areas of smart card ICs and biometric technology. ST confirmed that it is supplying its TouchChip(TM) biometric hardware for a new laptop computer developed by Samsung. The laptop will contain an integrated TouchChip fingerprint sensor and ST's Protector Suite(TM) OEM software, which offers sophisticated and easy-to-use tools for securing computers and protecting private data through the use of robust biometric technology.
    Another milestone in the security field was the announcement by ST and Hyundai Smart Technologies of the world's first VSDC (Visa Smart Debit/Credit) Technology Level 3 approved dual-interface multi-application smart card. This card is expected to accelerate the migration to chip-based EMV (Eurocard Mastercard Visa) compliant cards with the addition of a contactless interface for new applications, while maintaining an extremely high security level that is recognized worldwide.
    Other security innovations included the introduction of the world's smallest electrically erasable tags and the migration of secure smart card IC platforms to the Company's 0.18-micron process technology. The move to 0.18-micron technology allows ST to provide smart card ICs with higher memory capacities, smaller die sizes, more enhanced features and significant performance gains.
    In the area of automotive and car multimedia, further strengthening its relationship with Delphi Automotive Systems, the largest producer of vehicle systems and components in the world, ST announced an agreement to cooperate on the design and development of new smart power IC products for automotive applications. The resulting devices will be manufactured in ST's advanced BCD process, which integrates bipolar circuits for precision analog functions, CMOS circuits for high-density logic and DMOS circuits for power devices into a monolithic IC. ST also expanded its automotive customer base with design wins for chips for engine control, ABS and airbag applications.
    Also during the fourth quarter, the 200,000 mark was passed in the total number of ST's receiver chipsets shipped to manufacturers for the XM Radio digital satellite radio service in the US. XM Radio has now gained 30,000 paying subscribers and additionally is to be offered by General Motors as an option on 23 new car and truck models that will be introduced this year.
    In the computer peripherals arena, ST achieved three design wins for SoC devices with major hard-disk drive customers. Additionally, ST gained major design wins with two of the world's leading printer manufacturers, including two designs for CMOS-based digital engines, the processing heart of a printer, and one for a printer-head driver chip, which will be manufactured in ST's mixed-signal BCD process. Maintaining its impetus in the telecommunications field, ST also gained important design wins from a major Asian mobile phone manufacturer for audio front-end ICs and power management chips.
    Underlining its strength in combining CMOS optical sensing technology with signal processing into a highly integrated solution, ST unveiled details of the single chip device that powers Microsoft's newest line of optical mouse products. Co-developed by Microsoft and ST, the chip integrates all of the optical detection and signal processing circuitry required to deliver an unprecedented level of performance in terms of sensitivity and frame rate, while remaining within the stringent cost structures of the PC accessory market.

    The statements under "Summary and Outlook" are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements. In particular, in addition to the factors described above, other important factors that could cause actual results to differ materially from the expectations of the Company or its management include the following:

    (i) business and economic conditions and trends in the semiconductor and end-user markets as well as in the various geographic regions;

    (ii)  excess manufacturing capacity in the semiconductor industry;

    (iii) possible disruption in commercial activities occasioned by major events in the world such as armed conflict or terrorism;

    (iv) changes in order patterns from key customers, and reduced end-user purchases relative to expectations;

    (v) competitive factors such as the timely development of new products as well as new design and process technologies in line with customer requirements;

    (vi)  pricing pressures;

    (vii) excess or obsolete inventory.

    Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Annual Report on Form 20-F for the year ended December 31, 2000, which was filed with the SEC on May 15, 2001, and in particular, the factors listed on page 3 of such Form 20-F, could materially affect the Company.

    Conference call information

    The management of STMicroelectronics will conduct a conference call on Wednesday, January 23, 2002, at 4.00 p.m. CET/10.00 a.m. ET to discuss operating performance for the quarter ended December 31, 2001.
    The conference call will be available via the Internet by accessing the following Web address: www.vcall.com.
    Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software.
    The webcast of the call will be available until January 31, 2002.

    About STMicroelectronics

    STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.


STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

                                  Three Months Ended           Year Ended
                                  -------------------     -------------------
                                  Dec. 31     Dec. 31     Dec. 31     Dec. 31
                                    2001        2000        2001        2000
                                    ----        ----        ----        ----

Net sales                         1,438.4     2,174.8     6,303.9     7,764.4

Other revenues                        9.5        16.9        53.0        48.8
                                  -------------------     -------------------

  NET REVENUES                    1,447.9     2,191.7     6,356.9     7,813.2

Cost of sales                      (988.4)   (1,153.1)   (4,047.0)   (4,216.9)
                                  -------------------     -------------------
  GROSS PROFIT                      459.5     1,038.6     2,309.9     3,596.3

Selling, general &
 administrative                    (140.3)     (193.1)     (641.4)     (703.7)

Research & development             (220.8)     (286.4)     (977.9)   (1,026.3)

Other income and expenses           (16.9)        4.1        (6.1)      (83.6)

Impairment and
 restructuring charges              (10.9)        0.0      (345.5)        0.0
                                  -------------------     -------------------
  Total Operating
   Expenses                        (388.9)     (475.4)   (1,970.9)   (1,813.6)
                                  -------------------     -------------------

  OPERATING INCOME                   70.6       563.2       339.0     1,782.7

Net interest income
 (expense)                          (11.8)        9.0       (13.0)       46.7

Equity in earnings of
 joint ventures                      (3.6)        0.0        (4.8)        0.0
                                  -------------------     -------------------
  INCOME BEFORE INCOME
   TAXES AND MINORITY
    INTERESTS                        55.2       572.2       321.2     1,829.4

Income tax expense                   (9.3)     (109.5)      (61.1)     (375.1)
                                  -------------------     -------------------

  INCOME BEFORE MINORITY
   INTERESTS                         45.9       462.7       260.1     1,454.3

Minority interests                   (0.9)       (0.8)       (3.0)       (2.2)
                                  -------------------     -------------------

  NET INCOME                         45.0       461.9       257.1     1,452.1
                                  ===================     ===================

  EARNINGS PER SHARE
   (BASIC)(a)                         0.05        0.52        0.29        1.64

  EARNINGS PER SHARE
  (DILUTED)(a)                        0.05        0.50        0.29        1.58

  NUMBER OF WEIGHTED
  AVERAGE SHARES USED IN
  CALCULATING DILUTED

  EARNINGS PER SHARE                898.1       942.4       902.0       936.1

    (a) All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000.

STMicroelectronics N.V.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(See pro forma adjustments listed in the table below)

(in millions of U.S. dollars, except per share data ($))

                                                 (Unaudited)

                                            Twelve Months Ended
                                           -----------------------

                                               Dec. 31    Dec. 31
                                                  2001       2000
                                                  ----       ----

  NET REVENUES                                 6,356.9    7,813.2

Cost of sales                                 (3,976.3)  (4,216.9)
                                           -----------------------

  GROSS PROFIT                                 2,380.6    3,596.3

Selling, general and administrative             (641.4)    (703.7)

Research and development                        (977.9)  (1,026.3)

Other income and expenses                         (6.1)     (83.6)

Impairment and restructuring charges               0.0        0.0
                                           -----------------------
  Total Operating Expenses                    (1,625.4)  (1,813.6)
                                           -----------------------

  OPERATING INCOME                               755.2    1,782.7

Net interest income (expenses)                   (13.0)      46.7

Equity in earnings of joint ventures              (4.8)       0.0

  INCOME BEFORE INCOME
   TAXES AND MINORITY INTERESTS                  737.4    1,829.4

Income tax expense                              (133.6)    (375.1)
                                           -----------------------

  INCOME BEFORE MINORITY INTERESTS               603.8    1,454.3

Minority interests                                (3.0)      (2.2)
                                           -----------------------

  NET INCOME                                     600.8    1,452.1
                                           =======================

  EARNINGS PER SHARE (BASIC)(a)                    0.67       1.64

  EARNINGS PER SHARE (DILUTED)(a)                  0.67       1.58

  NUMBER OF WEIGHTED AVERAGE
  SHARES USED IN CALCULATING
  DILUTED EARNINGS PER SHARE(a)                   904.4      936.1

    (a) All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000.

The pro forma amounts have been adjusted to eliminate the following:

                                                 (Unaudited)

                                              Twelve Months Ended
                                      --------------------------------

                                               Dec. 31    Dec. 31
                                                  2001       2000
                                                  ----       ----

Excess inventory charge                           70.7        ---

Impairment and restructuring charges             345.5        ---

Income tax effect                                (72.5)       ---
                                           -----------------------


TOTAL                                            343.7        ---
                                           =======================

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at                                   December 31,     December 31,
In millions of U.S. dollars                     2001             2000
                                      --------------------------------
                                         (Unaudited)      (Audited)
                                      --------------------------------

ASSETS
Current assets:
Cash and cash equivalents                   2,438.8        2,295.7
Marketable securities                           5.4           35.2
Trade accounts and notes receivable           902.4        1,496.4
Inventories                                   742.5          876.5
Other receivables and current assets          468.5          554.0
                                        ---------------------------
Total current assets                        4,557.6        5,257.8

Intangible assets, net                        212.6          286.1
Property, plant and equipment, net          5,888.2        6,201.1
Investments and other non-current assets      139.1          135.5
                                        ---------------------------
                                            6,239.9        6,622.7

Total assets                               10,797.5       11,880.5
                                        ---------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts                                32.8           35.6
Current portion of long-term debt              96.5          106.0
Trade accounts and notes payable              936.1        1,745.6
Other payables and accrued liabilities        409.5          509.2
Accrued and deferred income tax               212.4          299.6
                                        ---------------------------
Total current liabilities                   1,687.3        2,696.0

Long-term debt                              2,771.5        2,700.5
Reserves for pension and termination
 indemnities                                  115.8          110.2
Other non-current liabilities                 112.2          216.2
                                      ----------------------------
                                            2,999.5        3,026.9
Total liabilities                           4,686.8        5,722.9
Commitment and contingencies
Minority interests                             36.0           33.0
Capital Stock                               1,142.4        1,133.7
Capital surplus                             1,836.0        1,689.8
Accumulated result                          4,198.6        3,977.3
Translation adjustment                       (869.0)        (676.2)
Treasury stock                               (233.3)           0.0
                                      ----------------------------
Shareholders' equity                        6,074.7        6,124.6
                                      ----------------------------
Total liabilities and shareholders'
 equity                                    10,797.5       11,880.5
                                      ----------------------------

STMicroelectronics N.V.
Selected Consolidated Financial Data
(In millions of U.S. dollars)


Consolidated Balance Sheet Data            Dec. 31,        Dec. 31,
(End of period)                                2001            2000
                                               ----            ----


Cash, cash equivalents and
        marketable securities               2,444.2         2,330.9

Working capital                               555.4           372.5

Total assets                               10,797.5        11,880.5

Short-term debt (including current
        portion of long-term debt)            129.3           141.6

Long-term debt (excluding
        current portion)                    2,771.5         2,700.5

Shareholders' equity                        6,074.7         6,124.6

Consolidated Operating Data                Dec. 31,        Dec. 31,
(Twelve months ended)                          2001            2000
                                               ----            ----

Payment for purchases of tangible assets    1,699.8         3,317.6

Net cash from operating activities          2,052.0         2,431.8

Net operating cash flow                       225.4        (1,135.4)

Depreciation and amortization               1,320.2         1,108.2


    CONTACT: STMicroelectronics
             Media Relations Corporate:
             Maria Grazia Prestini
             Director, Corporate Media Relations
             Tel:  +41.2.29.29.69.45
             Fax:  +41.2.29.29.69.50
             E-mail:  mariagrazia.prestini@st.com
                 or
             Press Relations USA:
             Michael Markowitz
             Director of USA Media Relations
             Tel: +1.212.821.8959
             Fax: +1.212.821.8922
             E-mail:  michael.markowitz@st.com
                 or
             Investor Relations USA:
             Stanley March
             Director of Investor Relations, USA
             Tel:  +1.212.821.8939
             Fax:  +1.212.821.8923
                 or
             Investor Relations Europe:
             Benoit de Leusse
             Investor Relations Manager, Europe
             Tel:  +33.4.50.40.24.30
             Fax:  +33.4.50.40.25.80

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2002                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer